UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2008

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION
Name of person dealing (Note 1)	See attached Schedule
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	See attached Schedule

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part A)	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part A)	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part B)	See attached Schedule (Part B)
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	N/A	N/A

(c) Rights to subscribe (Note 3)
Class of relevant security:	Details
See attached Schedule (Part C)	N/A

3. DEALINGS (Note 4)

(a) Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
See attached Schedule (Part D)

(b) Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
See attached Schedule (Part E)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
See attached Schedule (Part F)	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
See attached Schedule (Part G)	N/A	N/A

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO
Date of disclosure	22 January 2008
Contact name	Andre Liebenberg, Investor Relations
Telephone number	+44 20 7802 4131
Name of offeree/offeror with which associated	BHP Billiton plc
Specify category and nature of associate status (Note 10)	Category (3) - directors (together with their close relatives and related trusts) of subsidiaries of BHP Billiton plc and BHP Billiton Ltd and fellow subsidiaries and their associated companies

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SCHEDULE

Form 8.1 Aggregated Dealings Disclosure

Part A - Interests and short positions (following dealing) in the class of relevant security dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
Lucas Dow	495 0.00001%	NIL	NIL	NIL	NIL	NIL	495 0.00001%	NIL
Sharna Glover	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Gerard Bond	42,801 0.001%	NIL	40,900 0.001%	NIL	NIL	NIL	83,701 0.002%	NIL
Ian Wood	26,151 0.0008%	NIL	117,783 0.004%	NIL	NIL	NIL	143,934 0.004%	NIL

Part B - Interests and short positions in relevant securities of the company, other than the class dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
N/A

Part C - Rights to subscribe
Name	Details
N/A

Part D - Purchases and Sales
Name	Date of dealing	Purchase/Sale	Number of relevant securities	Price per unit
Lucas Dow	18/12/07	Purchase	250	AU$40.10
Lucas Dow	26/11/07	Purchase	245	AU$41.50
Sharna Glover	03/12/07	Sale	200	AU$43.40
Gerard Bond	24/12/07	Sale	2945	AU$40.49
Gerard Bond	24/12/07	Purchase	2945	AU$40.43
Gerard Bond	31/12/07	Sale	668	AU$40.46
Gerard Bond	31/12/07	Purchase	668	AU$40.45
Ian Wood	27/11/07	Purchase	6176	AU$41.77

Part E - Derivative Transactions
Name	Date of dealing	Product name (e.g. contract for difference)	long/short	Number of relevant securities	Price per relevant security
N/A

Part F - Writing, selling, purchasing or varying options
Name	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A

Part G - Exercising Options
Name	Date of exercise	Product name (e.g. option/award)	Number of relevant securities acquired	Exercise price per relevant security
N/A

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION
Name of person dealing (Note 1)	See attached Schedule
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of US$0.50 each
Date of dealing	N/A

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part A)	See attached Schedule (Part A)
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part A)	See attached Schedule (Part A)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part B)	See attached Schedule (Part B)
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part B)	See attached Schedule (Part B)

(c) Rights to subscribe (Note 3)
Class of relevant security:	Details
Ordinary Shares of US$0.50 each	See attached Schedule (Part C)

3. DEALINGS (Note 4)

(a) Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
See attached Schedule (Part D)

(b) Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
See attached Schedule (Part E)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
See attached Schedule (Part F)	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
See attached Schedule (Part G)	N/A	N/A

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO
Date of disclosure	22 January 2008
Contact name	Andre Liebenberg, Investor Relations
Telephone number	+44 20 7802 4131
Name of offeree/offeror with which associated	BHP Billiton plc
Specify category and nature of associate status (Note 10)	Category (3) - directors (together with their close relatives and related trusts) of subsidiaries of BHP Billiton plc and BHP Billiton Ltd and fellow subsidiaries and their associated companies

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SCHEDULE

Form 8.1 Aggregated Dealings Disclosure

Part A - Interests and short positions (following dealing) in the class of relevant security dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
Lucas Dow	NIL	NIL	8452 0.0004%	NIL	NIL	NIL	8452 0.0004%	NIL
Gerard Bond	14 0.0000006%	NIL	NIL	NIL	NIL	NIL	14 0.0000006%	NIL

Part B - Interests and short positions in relevant securities of the company, other than the class dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
N/A

Part C - Rights to subscribe
Name	Details
N/A

Part D - Purchases and Sales
Name	Date of dealing	Purchase/Sale	Number of relevant securities	Price per unit
N/A

Part E - Derivative Transactions
Name	Date of dealing	Product name (e.g. contract for difference)	long/short	Number of relevant securities	Price per relevant security
N/A

Part F - Writing, selling, purchasing or varying options
Name	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A

Part G - Exercising Options
Name	Date of exercise	Product name (e.g. option/award)	Number of relevant securities acquired	Exercise price per relevant security
N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 22 January 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary